Mail Stop 4561

January 28, 2008

Mr. Richard E. Moran Jr.
Executive Vice President and Chief Financial Officer
Kilroy Realty Corporation
12200 W. Olympic Boulevard
Suite 200
Los Angeles, CA 90064

> **Re:** **Kilroy Realty Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-12675**

Dear Mr. Moran:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief